# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UTG, INC, CIK 0000832480
CUSIP: 90342M109
Title of class of securities: common stock, no par value
Address of issuer's principal executive offices: 205 NORTH DEPOT STREET, STANFORD, Kentucky (KY), 40484
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001064869
Persons authorized to receive notices and communications: Jill Martin, P.O. Box 328, Stanford, Kentucky (KY), 40484, 606-365-3555

## Reporting persons
- FIRST SOUTHERN HOLDINGS LLC (CIK 0001240842): type of reporting person: other (OO); citizenship or place of organization: Kentucky (KY); member of a group; source of funds: affiliate funds (AF); sole voting power 1,201,876; shared voting power 0; sole dispositive power 1,201,876; shared dispositive power 0; aggregate amount beneficially owned 1,201,876 (38.1% of the class); the aggregate amount excludes certain shares
  Comment: See response to Item 5 for additional information about share and percentage beneficial ownership. With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2, Item 3 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibit F.
- FIRST SOUTHERN FUNDING LLC (CIK 0001064869): type of reporting person: other (OO); citizenship or place of organization: Kentucky (KY); member of a group; source of funds: bank loan (BK), working capital (WC); sole voting power 486,957; shared voting power 0; sole dispositive power 486,957; shared dispositive power 0; aggregate amount beneficially owned 486,957 (15.4% of the class); the aggregate amount excludes certain shares
  Comment: See response to Item 5 for additional information about share and percentage beneficial ownership. With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2, Item 3 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibit F.
- FIRST SOUTHERN BANCORP INC (CIK 0000894355): type of reporting person: corporation (CO); citizenship or place of organization: Kentucky (KY); member of a group; source of funds: bank loan (BK), working capital (WC); sole voting power 204,909; shared voting power 0; sole dispositive power 204,909; shared dispositive power 0; aggregate amount beneficially owned 1,406,785 (44.6% of the class); the aggregate amount excludes certain shares
  Comment: See response to Item 5 for additional information about share and percentage beneficial ownership. With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2, Item 3 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibit F.
- CORRELL JESSE T (CIK 0001064892): type of reporting person: individual (IN); citizenship or place of organization: Kentucky (KY); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 154,312; shared voting power 0; sole dispositive power 154,312; shared dispositive power 0; aggregate amount beneficially owned 154,312 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: See response to Item 5 for additional information about share and percentage beneficial ownership. With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2, Item 3 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibit F.
- WCorrell, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Georgia (GA); member of a group; source of funds: other (OO); sole voting power 72,750; shared voting power 0; sole dispositive power 72,750; shared dispositive power 0; aggregate amount beneficially owned 72,750 (2.3% of the class); the aggregate amount excludes certain shares
  Comment: See response to Item 5 for additional information about share and percentage beneficial ownership. With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2, Item 3 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibit F.
- CUMBERLAND LAKE SHELL INC (CIK 0001245091): type of reporting person: corporation (CO); citizenship or place of organization: Kentucky (KY); member of a group; source of funds: other (OO); sole voting power 128,750; shared voting power 0; sole dispositive power 128,750; shared dispositive power 0; aggregate amount beneficially owned 128,750 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: See response to Item 5 for additional information about share and percentage beneficial ownership. With this Amendment, the Reporting Persons are amending this Schedule 13D to amend the disclosures in the text of Item 2, Item 3 and Item 5 to reflect recent transactions in shares of UTG, Inc. ("UTI") and to update the disclosures in Exhibit F.

## Item 1. Security and Issuer
Title of class of securities: common stock, no par value
Name of issuer: UTG, INC
Address of issuer's principal executive offices: 205 NORTH DEPOT STREET, STANFORD, Kentucky (KY), 40484

## Item 2. Identity and Background
Name of person filing:
1. Jesse T. Correll ("Mr. Correll")

2. First Southern Bancorp, Inc. ("FSBI") [Information about FSBI's directors, executive officers and controlling shareholders in response to this Item 2 is filed in Exhibit F and incorporated herein by reference.]

3. First Southern Funding, LLC ("FSF") [Information about FSF's executive officers, managers and controlling persons in response to this Item 2 is filed in Exhibit F and incorporated herein by reference.]

4. First Southern Holdings, LLC ("FSH") [Information about FSH's executive officers, members and controlling persons in response to this Item 2 is filed in Exhibit F and incorporated herein by reference.]

5. WCorrell, Limited Partnership [Information about the general partners of WCorrell Limited Partnership in response to this Item 2 is filed in Exhibit F and incorporated herein by reference.]

6. Cumberland Lake Shell, Inc. ("CLS") [Information about CLS's directors, executive officers and controlling shareholders in response to this Item 2 is filed in Exhibit F and incorporated herein by reference.]
Residence or business address:
1. P.O. Box 328, 205 N. Depot Street, Stanford, Kentucky 40484

2. P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

3. P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

4. P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

5. P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

6. P.O. Box 430, 370 S. Highway 27, Suite 26, Somerset, KY 42501
Present principal occupation or employment:
1. (i) Chairman, President, CEO and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484; (ii) Chairman, President, CEO and Director of UTG, Inc. (Insurance holding company), 205 N. Depot Street, Stanford, Kentucky 40484; (iii) Chairman, CEO and Director of Universal Guaranty Life Insurance Co. (Life insurance co.), 205 N. Depot Street, Stanford, Kentucky 40484; and (iv) Chairman and Director of First Southern National Bank (Bank), P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

2. Bank holding company, P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

3. Investments, P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

4. Investments, P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

5. Investments, P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484

6. Commerical real estate/investments, P.O. Box 430, 370 S. Highway 27, Suite 26, Somerset, KY 42501
Criminal convictions in the last five years:
1. No

2. No

3. No

4. No

5. No

6. No
Civil proceedings (securities laws) in the last five years:
1. No

2. No

3. No

4. No

5. No

6. No
Citizenship:
1. United States

2. United States

3. United States

4. United States

5. United States

6. United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount of funds used by First Southern Funding, LLC to purchase shares on May 6, 2025 was $3,478,280. The source of the funds was cash on hand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

Reporting Person Number of Shares Owned (%)(1)
Jesse T. Correll (2) 154,312 (4.9%)
First Southern Bancorp, Inc.(2)(3) 1,406,785 (44.6%)
First Southern Funding, LLC(2)(3) 486,957 (15.4%)
First Southern Holdings, Inc.(2)(3) 1,201,876 (38.1%)
WCorrell, Limited Partnership(2) 72,750 (2.3%)
Cumberland Lake Shell, Inc. 128,750 (4.1%)
Total(3)(4) 2,176,804 (69.0%)

(1) The percentage of outstanding shares is based on 3,154,657 shares of Common Stock outstanding as of May 5, 2025.

(2) The share ownership of Mr. Correll includes 81,562 shares of Common Stock owned by him individually; and 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares. Mr. Correll owns approximately 79.6% (of which 77.4% is owned directly by Mr. Correll and 2.2% is owned by his wife) of the outstanding membership interests of FSF; he owns approximately 44.5% (of which 44.45% is owned directly by Mr. Correll and 0.02% is owned by his wife), companies he controls own approximately 16.7%, and he has the power to vote and an option to purchase but does not own approximately 2.2%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share). FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,893,742 shares.

(3) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

(4) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Cumberland Lake Shell, Inc. and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a) above.
Transactions in the class effected during the past sixty days: On May 6, 2025, First Southern Funding, LLC purchased 86,957 shares at $40.00 per share, cash in privately negotiated transactions.
Other persons with the right to receive dividends or sale proceeds: Not amended.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See Exhibit F.

## Signatures
- FIRST SOUTHERN HOLDINGS LLC: /s/ Jesse T. Correll, Jesse T. Correll/Attorney-in-Fact on behalf of FIRST SOUTHERN HOLDINGS, LLC (05/08/2025)
- FIRST SOUTHERN FUNDING LLC: /s/ Jesse T. Correll, Jesse T. Correll/Attorney-in-Fact on behalf of FIRST SOUTHERN FUNDING, LLC (05/08/2025)
- FIRST SOUTHERN BANCORP INC: /s/ Jesse T. Correll, Jesse T. Correll/Attorney-in-Fact on behalf of FIRST SOUTHERN BANCORP, INC. (05/08/2025)
- CORRELL JESSE T: /s/ Jesse T. Correll, Jesse T. Correll (05/08/2025)
- WCorrell, Limited Partnership: /s/ Jesse T. Correll, Jesse T. Correll/Attorney-in-Fact on behalf of WCorrell, Limited Partnership (05/08/2025)
- CUMBERLAND LAKE SHELL INC: /s/ Jesse T. Correll, Jesse T. Correll/Attorney-in-Fact on behalf of CUMBERLAND LAKE SHELL, INC. (05/08/2025)
Comment: Pursuant to the Agreement among Reporting Persons dated April 16, 2024 for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Person to this Schedule 13D.